FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2015

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form F-3 (registration nos. 333-195680 and 333-174142) and registration statements on form s-8 (registration nos. 333-96630, 333-113932, 333-123410, 333-132649, 333-158476, 333-180552 and 333-187021).

Attached hereto is the script of Registrant’s conference call held on February 18, 2015 after the announcement of Registrant's results for the fourth quarter and year end 2014.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated: February 19, 2015	By:	/s/ Yael Shofar
Yael Shofar
Corporate Secretary

SCRIPT - Q4 2014 & Full Year

Operator

Welcome to Gilat’s Fourth Quarter and Year end 2014 Results Conference Call. All participants are at present in listen-only mode. Following the management’s formal presentation, instructions will be given for the question-and-answer session.  For operator assistance during the conference call, please press *0.

As a reminder, this conference is being recorded, February 18, 2015.

I would now like to turn the call over to Philip Carlson of KCSA to read the Safe Harbor statement. Philip, please go ahead.

Philip Carlson

Good morning and good afternoon everyone. Thank you for joining us today for Gilat’s fourth quarter and yearend 2014 results conference call. A recording of this call will be available beginning at approximately noon Eastern Time today, February 18 until February 20 at noon.

Our earnings press release and website provide details on accessing the archived call. Investors are urged to read the forward-looking statements in our earnings releases, which state that statements made on this earnings call, which are not historical facts, may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements, including statements regarding future financial operating results, involve risks, uncertainties and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results. Gilat is under no obligation to update or alter our forward-looking statements, whether as a result of new information, future events, or otherwise. We expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities and Exchange Commission.

With that said, on the call today is Erez Antebi, Gilat’s Chief Executive Officer, and Yaniv Reinhold, Chief Financial Officer. Erez, please go ahead.

Erez Antebi

Thank you, Phil, and good day everyone. I would like to begin with a brief summary of our annual and Q4 results followed by a high-level business overview. Following my remarks, Yaniv will discuss our financial results in greater detail. I will then summarize and open the call for questions.

2014 ended with a strong fourth quarter, showing increased revenues and profitability over the fourth quarter of 2013. Overall, it was a good year for Gilat, and a significant improvement over the previous year.

Although the $235.1 million in annual revenues for 2014 are similar to the $234.9 million recorded in 2013, we significantly grew our EBITDA, which reached $23.4 million, or 10% of revenue for 2014, compared to $16.3 million, or 7% of revenue, in 2013.

We improved our profitability primarily in our Commercial and Defense divisions as a result of higher gross margins and a significant reduction in expenses, especially COGS and G&A.

Yaniv will discuss the financial results in greater detail afterwards.

I will now present a business overview for the year, along with some quarterly highlights to emphasize our achievements.

Overall 2014 was a very productive year for Gilat.

I would like to start the discussion by reminding us all of the 4 major trends in the satellite communications industry that we believe will drive growth over the next several years:

•
The first trend relates to lots of supply of HTS, or High-Throughput Satellite capacity. We believe that the consequent bandwidth price reduction will make many Broadband, Cellular and Mobility applications economically viable over satellite.

•	The second trend is the ever-increasing demand for broadband Internet worldwide.
•
The third trend relates to Cellular coverage. In developing countries, we see the need to increase cellular coverage in rural areas and the resultant growth of the small-cell market. In the developed regions, we see the need for rapid deployment of LTE backhaul solutions.

•	And, last but not least, the fourth trend is the projected growth of Satellite-on-the-Move applications, especially on airplanes and possibly trains, as well as defense-related.

We view these industry trends as business opportunities – opportunities that we intend to capitalize on in 2015 and beyond. In line with this goal, we have focused our R&D resources to develop products that target these opportunities. During 2014, we released a number of significant new products, most notably:

•	SkyEdge II-c Capricorn, for Backhaul of LTE cellular traffic over satellite using patent pending Acceleration achieving up to 200Mbps –the world’s fastest TDMA VSAT;
•	CellEdge, the turnkey small-cell-over-satellite solution that extends 2G/3G cellular networks to unserved rural areas;
•	SkyEdge II-c Libra, our Satellite-Cellular hybrid terminal for broadband delivery, which sells at about half the price of a regular VSAT;
•	We also released a range of smaller BUCs, for greater flexibility in addressing different types of on-the-move and on-the-pause applications;
•	And Raysat SR-300 antennas, with an advanced flat panel array for installation on small vehicles and marine vessels;

To make sure we are on the right track, we conducted a review of our strategy during 2014.  As a result, we have updated our strategy somewhat by reaffirming most directions and modifying others:

We continue to see HTS as a major driver with its many satellites and reduced prices. We are seeing worldwide demand for HTS applications in a wide range of markets such as: Consumer, Cellular Backhaul, Mobility, Government, and Enterprise applications.

We believe that our SkyEdge II-c, which supports new multi-spot-beam satellites as well as traditional wide-beam satellites, is the right platform outside of North America because it supports multiple applications, not just the consumer.

In Q4 we signed an agreement with JCP Brazil, for an HTS network to provide high-speed Internet access. JCP, which recently acquired five Ka-band spot-beams totaling 2.3 GHz of capacity, intends to use its new network to provide Broadband Internet service to consumers, at present, and to enterprise, mobility and airborne markets, in the future. The agreement called for a SkyEdge II-c hub with multiple network segments, VSAT terminals and related equipment.
Roll-out is beginning these days.

We are also providing JCP with cloud-based NOC management services in addition to just technology platform. This is an example of how we leverage the NOCs we have in Peru and Australia and provide outsource operations for Satcom network owners, like Optus for NBN, Inmarsat and Telstra.

We won this deal after competitive bidding with major players in the industry. This reaffirms the fit of our total solution to demands for HTS around the world.

We continue to see new plans for HTS satellite launches over the world and we are bidding for a number of new HTS-based services worldwide, and we are confident as we look ahead.

Moving on to Cellular area, we continue to see Cellular Coverage for rural areas and Cellular Backhaul as major drivers and believe we provide superior solutions to address the needs of mobile network operators or MNOs.

For Cellular coverage extension into rural areas, we have developed CellEdge, our integrated small-cell-over-satellite solution. CellEdge enable MNOs to extend their 2G or 3G cellular coverage into unserved rural areas both quickly and affordably. It also delivers high-bandwidth efficiency and transmission power with very low power consumption, making it a viable solution for even the most outlying areas where remote sites are powered by solar energy.

In the fourth quarter, we were contracted by RuralCom, a new cellular carrier headquartered in Vancouver, to provide satellite-based 3G coverage of the thousand-mile-long Alaska Highway and British Columbia Coast.

To make the service affordable to people in the region, the operating costs had to be extremely low, so we provided a turnkey CellEdge 3G network with our hub located in Intelsat’s teleport. Our solution allows RuralCom to provide mobile services to both its subscribers as well as customers of other cellular operators. The network recently went live with its first sites, with rollout expected throughout 2015.

For quick LTE backhaul deployment, we have developed SkyEdge II-c Capricorn.

To remind you, Capricorn is the world’s fastest TDMA VSAT. Designed to answer the need for quick 3G/LTE deployment in the developed world, it enables MNOs to quickly capture additional market share.

Mobile operators are expanding their LTE networks in developed regions to keep up with the growing demand for more data, delivered at higher speeds. Handsets on LTE networks can accommodate very fast download speeds and must be supported by a reliable high-speed backhaul infrastructure.

We are seeing serious interest on the part of mobile network operators in our SkyEdge II-c Capricorn high-bandwidth LTE backhaul solution.

We already have initial orders from a tier-one operator in Asia.

Going forward we see Broadband-on-the-Move as a major driver, but have shifted our focus to concentrate on commercial markets more than on Defense markets. The Defense market continues to grow, and we see it as a very significant source of revenues but it is not growing at the pace we would have liked. We see Commercial Airborne as the fastest growing mobility market opportunity. We therefore have shifted our focus to concentrate more on Commercial mobility applications and to reflect this change; we have renamed our Defense division to “Mobility” division.

This division will continue with the same mobility technologies with low profile antennas and SSPAs with low size, weight and power. We will continue to sell to the Defense market but the future growth emphasis has changed.

In general, we believe we have competitive advantages in the Mobility market because we offer smaller, lighter and lower-power terminals. In 2014, we saw growing interest in our Airborne Transceivers/BUCs, in our On-the-Pause Manpacks and On-the-Move Solutions.

We continue to aggressively pursue opportunities in the Airborne market, with more and more airlines committed to having WiFi on board. We believe we have a unique advantage in size, weight and power, experience and cost – and are working to have a technically-compliant, full airborne terminal within a year.

Over the course of the year, we supplied Wavestream BUCs to Tecom and Aerosat for inflight connectivity served by Global Eagle and Gogo and we have supplied to Honeywell for the Inmarsat GX network.

Outside of the US we are seeing a strong demand for our SatTrooper On-the-Pause Manpacks, which are available in both Ku and Ka bands. SatTrooper is one of the smallest and lightest auto-point terminals in the market. A primary reason for this is its very low power consumption, which reduces the weight of the energy pack. At the same time, it enables very-high-speed transmissions, such as video. In 2014, we provided SatTrooper Manpacks to government agencies in India and Myanmar.

We also delivered Wavestream BUCs for various On-the-Pause applications to our longtime customers L-3 and General Dynamics, among others.

The fourth quarter saw an expanded presence of our X-band “Ground On-the-Pause” solutions in the US through systems integrator, GATR Technologies. We believe we are gaining strength against the competition by providing the best BUC, with maximum reliability and minimal size, weight and power.

We have cooperated with Exelis to develop and deliver our first “Ground On-the-Move” low-profile antennas. The newly-developed triple-band antenna is part of the SR300 family and features an advanced flat panel array which covers both Rx and Tx bands. Its minimal size, weight and power, allow for installation on small vehicles as well as marine vessels.

Our BlackRay solutions for On-the-Move Unmanned Platforms are based either on our low-profile panel antennas or our new small, lightweight parabolic antennas. Available in both Ka and Ku bands, BlackRay’s relatively small size and weight extends the operational range of UAVs while increasing mission payload capacity.

In Q4, 2 new UAV platforms decided to start evaluation of our terminal.

Overall, Q4 was a very busy quarter for the Mobility division with a lot of diverse activity underway.

Turning now to our Services division.

The two large projects in Colombia and Peru, which were successfully rolled out over the course of the year, generated greater revenues in the third and fourth quarters of 2014.

The 1,900 digital kiosks for the Kioscos Vivo Digital project in Colombia are operational and the key performance indicators are being met. This is a very challenging project due to the remote locations with many logistics and other difficulties.

The rollout of the Peruvian project, Amazonica, was also completed in 2014. To remind you, the aim of the initiative was to enable Internet and telephony services in some of the most remote sections of the Amazon River.

This project required the installations of 12 towers between the heights of 80 to 120 meter for microwave communications and 59 towers for distribution of services to the communities. The implementation of the project was achieved ahead of schedule despite the difficult conditions.

This project is entering into the operational phase during which we will maintain and operate the network for an additional 10 years.

In Q4, we also received an expansion order for this network. We expect the Government of Peru to issue similar bids of this type during this year and next.

Both projects, in Colombia and Peru, are a testament of the capabilities we have to operate in remote locations anywhere around the world.

That concludes our business overview and strategic review. I would now like to turn the call over to Yaniv Reinhold, our CFO who will review the financials. Yaniv, please?

Yaniv Reinhold

Thanks Erez and hello everyone. I would like to remind everyone that our financial results are presented both on a GAAP and non-GAAP basis. The GAAP financial results include the effects of non-cash stock option expenses as per ASC 718, amortization of intangible assets resulting from the purchase price allocation, restructuring costs and net income (loss) from discontinued operations.

The reconciliation table in our press release highlights this data, and our non-GAAP information is presented excluding these items.

Comparing 2014 to 2013, although revenues are similar, we significantly improved on profitability because of higher margin deals and significant cost reduction that was implemented.

Looking at the quarterly and annual financials, revenues for the fourth quarter of 2014 were $73.1 million compared to $55.7 million for the same period in 2013. Our revenue for the fiscal year of 2014 was $235.1 million compared to $234.9 million for the same period in 2013. Revenues remain at the same level mainly due to an increase in our revenues from the Defense and Mobility and Services divisions that was offset by a decrease in revenues in our commercial division due to the NBN project that was not further expanded.

Our gross margin for the fourth quarter on a GAAP basis was 35%, compared to 36% in the comparable period last year. Our gross margin for 2014 on a GAAP basis was approximately 36% as compared to 34% for 2013. The higher gross margin is mainly due to deals with high margins in the Commercial division and the cost reduction in COGS.

On a GAAP basis, gross R&D expenses for the fourth quarter of 2014 were $6.8 million compared to $7.6 million in the fourth quarter of 2013.

Gross R&D expenses for 2014 on a GAAP basis were $27.6 million compared to $29.5 million in 2013. Net R&D expenses for 2014 on a GAAP basis were $25.2 million compared to $27.9 million in 2013.

The decrease in annual net R&D expenses is related to reclassification of costs to COGS for certain projects and also to reduced costs due to our integration efforts and growing synergies within the divisions in addition to higher R&D grants. We are continuing to invest substantial funds in R&D in support of our strategy in HTS, Cellular and Mobility products as Erez discussed.

Moving to Selling, Marketing, General, and Administrative on a GAAP basis, expenses for the quarter were lower at $14.1 million compared to $14.9 million for the fourth quarter of 2013. Selling, Marketing, General, and Administrative expenses for 2014 on a GAAP basis were $53.4 million compared to $55.3 million in 2013. Selling, marketing, general and administrative were lower due to reduced fixed expenses and reversal of contingencies accrued related to the settlements of a number of tax cases in Brazil.

On a GAAP basis, operating income was $5.5 million in the fourth quarter of 2014 compared to an operating loss of $2.7 million in the comparable quarter of 2013.

Operating income for 2014 on a GAAP basis was $5 million compared to operating loss of $4.1 million in 2013.

We regularly use supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance.

On a non-GAAP basis, operating income for 2014 was $13.1 million compared to an operating income of $4.4 million in 2013.

On a GAAP basis, net income for the quarter was $2.4 million, or $0.06 per diluted share, compared to a net loss from continuing operations of $3.6 million, or a loss from continuing operations of $0.09 per diluted share in the same quarter of 2013.

On a GAAP basis net loss from continuing operations for 2014 was $0.7 million or $0.02 per diluted share compared to a net loss from continuing operations of $9.6 million or $0.23 per diluted share in 2013.

As of December 31, 2014, our total cash balances, including restricted cash, net of short-term bank credits and short term loans was of $53.5 million compared to $46.7 million as of September 30, 2014.

Our shareholders' equity at the end of 2014 totaled $225.1 million.

We enter 2015 with a backlog of $173.9 million compared to $228.2 million in 2013. The difference is primarily due to the reduction in the Services division as we recognize revenues from the Amazonica and the MINTIC projects.

Our trade receivables at the end of 2014 were $57.7 million representing a DSO of 71 days.

This concludes our financial review for the quarter and I would now like to turn the call back to Erez. Erez?

Erez Antebi

Thank you, Yaniv. Before we turn to your questions, I’d like to summarize with a few closing remarks.

2014 saw a significant improvement in profitability over 2013.

We believe that our strategy is directly aligned with the growth segments in the market. And we believe that we have competitive products and capabilities that support this strategy.

Looking forward, we are very optimistic on the growth opportunities for Gilat.

We expect that we will continue to grow in 2015 with our management revenue objectives between $250 and $260 million and EBIDTA between $26 and $28 million for the year.

As was in 2014, we expect the second half of 2015 to be significantly stronger than the first half. This is due to a combination of seasonality in our business and the expected timing of deals.

That concludes our review. We would now like to open the floor for questions. Operator, please.

Operator:

Thank you. Ladies and Gentlemen, at this time we will begin the question and answer session. If you have a question, please press *1. If you wish to cancel your request please press *2. If you are using speaker equipment kindly lift the handset before pressing the numbers. Your questions will be polled in the order they are received. Please standby while we poll for your questions. The first question is from Gunther Karger of Discovery Group. Please go ahead.

Gunther Karger:

Ah yes. Good morning everybody. I got on late on the conference call, I couldn’t get through, but if you’ve covered this already, I apologize. The question is, the defense business. It would seem to me that given the increased unrest worldwide and the defense area particularly focusing on special forces mobile type operations, why would the defense business not be as robust as had been previously expected?

Erez Antebi:

First of all, good morning Gunther. I think that the defense business is doing well and it’s growing for us. But I think that what we are seeing is that there is faster growth in the commercial area. You know, a couple of years ago most airlines were non committed regarding wifi on board. That has changed dramatically. So the market simply has shifted. Now the defense business continues to grow and we continue to sell there and we’ll continue to work there but it’s not growing as fast as we see other segments. And that’s why we’re not leaving the defense at all, we’ll continue to sell and work there, we are shifting the emphasis to see where the faster growth is.

Gunther Karger:

Thank you, it sounds like it’s a resource optimization or location. That’s very good. Thank you so much.

Erez Antebi:

You’re welcome.

Operator:

If there are any additional questions, please press *1. If you wish to cancel your request please press *2. Please stand by while we poll for more questions. There are no further questions at this time. Before I ask Mr. Erez Antebi to go ahead with his closing statement, I would like to remind participants that a replay of this call is scheduled to begin two hours after the conference. In the US, please call 1-888-326-9310. In Israel please call 03-9255900. Internationally please call 972-3-9255900. Mr. Antebi would you like to make your concluding statement?

Erez Antebi:

Thank you operator. I’d like to thank everyone for your time today. We appreciate your joining us on the call. I hope we were able to give you a good understanding of the results that we have and our directions.   We appreciate your continued support, so I’d like to just say thank you and good afternoon.

Operator:

Thank you.  This concludes Gilat’s fourth quarter 2014 results conference call. Thank you for your participation, you may go ahead and disconnect.

Operator

Thank you. This concludes Gilat’s fourth quarter and 2014 full year results conference call. Thank you for your participation, you may go ahead and disconnect.